Exhibit 99.3

Descartes Acquires Flagship Customs Services

WATERLOO, Ontario — June 30, 2006 — On-demand logistics software-as-a-service (SaaS) specialist The Descartes Systems Group Inc. acquired Flagship Customs Services, Inc. (FCS) today to add customs compliance technology to its electronic logistics network, called the Global Logistics Network or GLN.

Maryland-based FCS provides technology as a service to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as U.S. Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the U.S. Census Bureau’s AESDirect service for electronic filing of export information. Further information on FCS can be found at www.tradegate2000.com.

“With FCS joining our Global Logistics Network, we believe that we’re well-positioned to become a global leader in shipment compliance services,” said Descartes chief executive officer Arthur Mesher. “Now that we’ve added further customs technology to our arsenal of value-added GLN services, our customers have the power to better manage the complete shipment lifecycle.”

Customs regulations similar to legislation passed recently in North America, including Automated Commercial Environment (ACE) and Automated Manifest Service (AMS) in the U.S. and the Advance Commercial Information (ACI) initiative in Canada, are pending in several other countries. Descartes said it acquired FCS to offer GLN customers a cost-effective solution for customs compliance for today’s regulatory environment and, with continued development of its GLN services, for when countries roll out new electronic filing standards.

Freight forwarders, third-party providers of logistics services, retailers and manufacturers already use Descartes’ GLN to optimize, rate and execute shipments. Customers now can use the network’s capabilities, enhanced by the FCS service, to solve customs compliance problems related to shipments with airlines, ocean carriers and trucking companies.

“We’ve been working with FCS closely and believe the acquisition not only makes sense because of our similar on-demand software-as-a-service business models, transaction-based pricing structures and service offerings, but it also brings enhanced value to our respective customers,” said Mesher.

“This was the next logical step for us,” said Robert Foley, FCS chief operating officer. “We are confident that our existing customers will receive excellent service from Descartes as together we continue to help them meet their customs filing and logistics messaging needs. Our management team is excited about joining the GLN team and continuing to work on these important initiatives.”

Descartes paid U.S. $29.3 million to acquire FCS, excluding applicable transaction costs. FCS had approximately U.S. $1.6 million in working capital at closing. The purchase price was satisfied with U.S. $25.3 million in cash (approximately U.S. $8.4 million of which has been deposited in escrow to secure certain indemnities and contractual obligations provided by FCS’ former shareholders), and the issuance of approximately 1.1 million Descartes common shares.

Conference Call

Due to the public holidays in Canada on July 3 and in the U.S. on July 4, Descartes management will discuss the FCS acquisition in a live conference call and audio webcast to be held at 8 a.m. ET on Wednesday, July 5 using numbers (800) 967-7140 or (719) 457-2629. The company simultaneously will conduct an audio webcast on the Descartes website at www.descartes.com/company/investors. Dial-in or log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (888) 203-1112 or (719) 457-0820 and using passcode number 2858394. An archived replay of the webcast will be available on the company’s website at www.descartes.com/company/investors.

Descartes (Nasdaq: DSGX) (TSX: DSG) has been dedicated to forming the world’s largest electronic logistics network since its founding in 1981. Descartes’ GLN processes more than a million documents every day. Those documents are shared by more than 3,000 Descartes clients and their customers in 60 countries. Descartes’ on-demand logistics software-as-a-service helps companies with transport operations and offers software applications designed to operate independently of the network. Customers include about 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company now has about 295 employees and is based in Waterloo, Ontario, with operations in Ottawa, Atlanta, Pittsburgh, Washington and Stockholm.

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Descartes Contact:

Investor Relations

investor@descartes.com

519 746 6114 x2358

This release contains statements that are considered forward-looking information by applicable securities laws (“forward-looking statements”), including statements that relate to Descartes’ product and service functionality and performance, potential benefits derived therefrom, Descartes’ position as a comprehensive filing service and ability to become a global leader in shipment compliance services, Descartes’ ability to solve customs compliance challenges as additional filing standards are adopted by customs authorities throughout the world, Descartes’ competitive position, the value Descartes’ acquisition of FCS brings to customers and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ management’s understanding of FCS’ business and affairs being accurate and complete, Descartes’ ability to be certified by applicable customs authorities to provide electronic filing services, Descartes’ successful execution of its and FCS’ product and service development plans, and the factors discussed in the sections entitled, “Risk Factors” and “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any of such risks or factors actually occurs, they could materially adversely affect our business, financial condition and results of operations.